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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/14**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

COGNIENT SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 North Michigan, Suite 2000
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Marek	**(312) 268-6811**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael J. Marek**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Cognient Securities LLC** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Subscribed and sworn to before me this

23RD day of FEBRUARY, 2015

OFFICIAL SEAL
CHICHI SAUNDERS
Notary Public - State of Illinois
My Commission Expires Oct 9, 2017

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

COGNIENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17-a5(d)

December 31, 2014

AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cognient Securities LLC

We have audited the accompanying statement of financial condition of Cognient Securities LLC (the Company) (an *Illinois limited liability company*), as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. Cognient Securities LLC's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Cognient Securities LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of Cognient Securiteis LLC's financial statement. The supplemental information is the responsibility of Cognient Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2015

COGNIENT SECURITIES LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	14,098
Other asset		300
	$	14,398
Liabilities and Member's Equity		
Liabilities		
Payable to Parent	$	350
Member's equity		14,048
	$	14,398

See accompanying notes.

1. Organization and Business

Cognient Securities LLC (the "Company"), a Delaware limited liability company, was formed on December 10, 2009. The Company is a wholly owned subsidiary of Cognient Advisors, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary purpose is to provide investment banking services.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the sole member.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Guarantees

Accounting Standards Codification ("ASC") 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2014.

4. Agreements and Related Party Transactions

The Company has a services agreement with the Parent. Per the agreement, the Company has agreed to reimburse the Parent for certain monthly administrative and overhead expenses in accordance with applicable federal and state securities laws and regulations. The services agreement calls for the Parent to provide administrative support to the Company and permits the Company to utilize the Parent's facilities to conduct its operations.

At December 31, 2014, the Company had a payable to the Parent totaling $350.

5. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures, requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

<u>Level 1 Inputs</u> Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities at the reporting date.

<u>Level 2 Inputs</u> Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

<u>Level 3 Inputs</u> Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At December 31, 2014, the Company held no Level 1, Level 2, or Level 3 investments.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $13,748 and $5,000, respectively.

7. Uncertainty – Going Concern

Management will continue to explore all available options relative to the operations and ownership of the Company, including a joint venture with a third party or a sale of the Company to a third party. Currently, management expects to continue limited business activities of the Company, and that the Parent will contribute additional capital to fund such activities as needed. If the Parent was unable to, or chose not to, continue to contribute capital to the Company, the Company would be required to find alternate sources of capital or discontinue operations.

8. Subsequent Events

The Company's management has evaluated events and transactions through February 17, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

COGNIENT SECURITIES LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital			
Total member's equity		$	14,048
Nonallowable assets from Statement of Financial Condition:			
Other asset			(300)
Net capital		$	13,748
Computation of basic capital requirement			
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)			5,000
Net capital in excess of net capital requirement		$	8,748
Computation of aggregate indebtedness			
Aggregate indebtedness		$	350
Ratio of aggregate indebtedness to net capital		%	2.55

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2014.

See accompanying notes.

COGNIENT SECURITIES LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

COGNIENT SECURITIES LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cognient Securities LLC,

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Cognient Securities LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2015

COGNIENT SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 PF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

Cognient Securities, LLC (the "Company") is exempt from the reserve and possession requirements or control requirements under 15c3-3(k) of the Securities Exchange Act of 1934. The Company was in compliance and claimed the exemption provided by subparagraph (k)(2)(i) thereof as it did not carry any customer accounts or securities during the fiscal year ended December 31, 2014.

Cognient Securities, LLC

I, Michael Marek, affirm that, to the best of my knowledge, this Exemption Report is true and correct.

President
February 6, 2015